FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and fiscal year ended March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 9, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West

Consolidated Results of Operations

Fourth quarter, year ended March 2017

(US GAAP)

Nomura Holdings, Inc.

April 2017 © Nomura

Outline

Presentation

Executive summary (p. 2 3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6 7) Asset Management (p. 8 9) Wholesale (p. 10 12) Non interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15)

Financial Supplement

Consolidated balance sheet (p.17) Value at risk (p.18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21)

Consolidated results: Income (loss) before income taxes by segment and region (p. 22)

Segment “Other” (p.23)

Retail related data (p. 24 27)

Asset Management related data (p. 28 29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary

NOMURA

FY2016/17 full year highlights

- **Strong YoY growth in income before income taxes and net income[1]**
  Net income[1] at second highest level since reporting under US GAAP started in FY2001/02 (highest level FY2005/06[2])
  - Wholesale reported a significant gain in income before income taxes and non-business segment performance improved
  - All international regions profitable; total income before income taxes from international operations of Y88.1bn; group effective tax rate of 25%
  - Net revenue: Y1,403.2bn(+1% YoY); Income before income taxes: Y322.8bn (+95% YoY); Net income[1]: Y239.6bn (+82% YoY); ROE: 8.7% (FY15/16: 4.9%)、EPS[3]: Y65.65 (FY15/16: Y35.52)
- **Three segment total income before income taxes of Y278.6bn (+55% YoY)**
  Retail
  - Retail investors remained in wait-and-see mode due to market uncertainty; Although investor sentiment improved in second half, income before income taxes declined YoY

  Asset Management
  - Inflows and market factors drove AuM to record high and income before income taxes was at the highest level since FY2001/02

  Wholesale
  - Significantly lowered cost base while achieving revenue growth; Income before income taxes strongest in seven years
- **Shareholder returns**
  - Dividend per share: Year end Y11; Annual Y20
  - Launch of share buyback program to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy
    - ✓ Total shares: Upper limit of 100 million shares
    - ✓ Total value: Upper limit of Y80bn
    - ✓ Period: From May 17, 2017, to March 30, 2018

Income before income taxes, net income[1], EPS[3]



(billions of yen)
(yen)
Income before income taxes
Net income
EPS (rhs)
500.0
400.0
300.0
200.0
100.0
0.0
80
60
40
20
0
28.37
55.81
60.03
35.52
65.65
FY12/13
FY13/14
FY14/15
FY15/16
FY16/17

(1) *Net income attributable to Nomura Holdings shareholders.*
(2) *FY2005/06 net income attributable to Nomura Holdings shareholders: Y304.3bn.*
(3) *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Executive summary

FY2016/17 4Q highlights

- **Quarterly results remained solid: Although income before income taxes declined from particularly strong 3Q, performance improved significantly YoY**
  - Three segment total income before income taxes declined QoQ mainly in Wholesale, but all business segments improved YoY
  - International operations profitable for four straight quarters as initiatives to improve profitability delivered results

- Net revenue:	Y349.1bn	(-5% QoQ; +25% YoY)
- Income before income taxes:	Y82.3bn	(-14% QoQ)
- Net income[1]:	Y61.3bn	(-13% QoQ)
- ROE[2]:	8.8%	(FY16/17 3Q: 10.3%)
- EPS[3]:	Y17.00	(FY16/17 3Q: Y19.44)

- **Three segment income before income taxes of Y62.6bn (-28% QoQ)**

Retail
- Sales of investment trusts and bonds offset a slowdown in sales of stocks, resulting in net revenue and income before income taxes roughly the same as last quarter

Asset Management
- AuM growth contributed to revenues, but net revenue declined from 3Q which included dividend income and gains related to American Century Investments (ACI)

Wholesale
- Net revenue declined QoQ due mainly to a slowdown in Fixed Income revenues in the Americas and AEJ
- Equities revenues remained roughly unchanged QoQ, while Investment Banking reported stronger revenues both in Japan and overseas

Income (loss) before income taxes and net income (loss)[1]



Group
(billions of yen)
Income (loss) before income taxes
Net income (loss)
106.0
68.7
19.9
46.6
51.6
35.4
-12.3
-19.2
62.8
46.8
81.8
61.2
95.9
70.3
82.3
61.3
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
82.3
53.8
48.5
-4.9
67.5
61.1
87.4
62.6
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

1. *Net income attributable to Nomura Holdings shareholders.*
2. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
3. *Diluted net income attributable to Nomura Holdings shareholders per share.*

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2016/17    FY2016/17

QoQYoYYoY

4Q    Full year

Net revenue    349.1 5%+25%1,403.2+1%

Non interest expenses    266.8 2% 9%1,080.4 12%

Income before income taxes    82.3 14% 322.8+95%

Net income1    61.3 13% 239.6+82%

EPS2    Y17.00 13% Y65.65+85%

ROE3    8.8% 8.7%

1. Net income attributable to Nomura Holdings shareholders.

2. Diluted net income attributable to Nomura Holdings shareholders per share.

3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)     FY2016/17FY2016/17

QoQYoYYoY

4QFull year

Net revenue    Retail 103.2+2%+21%374.4 14%

Asset Management    23.3 19%+15%99.4+4%

Wholesale    171.2 13%+26%739.3+3%

Subtotal    297.7 9%+23%1,213.1 3%

Other*    54.3+89% 13%183.5+11%

Unrealized gain (loss) on investments in

equity securities held for operating purposes     2.8 6.6

Net revenue    349.1 5%+25%1,403.2+1%

Income    Retail 25.8 1%+112%74.8 41%

(loss) before

income taxes    Asset Management 8.7 38%+50%42.3+15%

Wholesale    28.1 41% 161.410.5x

Subtotal    62.6 28% 278.6+55%

Other *    22.6 +40%37.66.1x

Unrealized gain (loss) on investments in

equity securities held for operating purposes     2.8 6.6

Income (loss) before income taxes    82.3 14% 322.8+95%

*Additional information on “Other” (4Q)     Gain on changes to own and counterparty credit spread relating to Derivatives (Y2.2bn)1

1. Unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument specific credit risk (“own credit adjustments”) are presented separately in other comprehensive income rather than through earnings from the first quarter, year ending March 2017.

Retail

Net revenue and income before income taxes

(billions of yen)    Full yearQuarter

FY15/

FY15/ FY16/16FY2016/17QoQYoY

1617

4Q1Q2Q3Q4Q

Net revenue    435.6 374.485.083.886.2101.3103.2+2%+21%

Non interest expenses    308.0 299.672.975.171.875.477.4+3%+6%

Income before income    127.6 74.812.28.714.425.925.8 1%+112%

taxes

Total sales1

(billions of yen)

4,000 Stocks Bonds    Investment trustsDiscretionary investments, Insurance products

3,000

2,000

1,000

0

FY2015/16    FY2016/17

4Q    1Q2Q3Q4Q

1.    Retail channels only.

2.    Retail channels, Net & Call, and Hotto Direct.

Key points

Full year

Net revenue: Y374.4bn ( 14% YoY)

Income before income taxes: Y74.8bn ( 41% YoY)

Retail clients in wait and see mode in H1 due to market uncertainty

Sentiment improved as market recovered following US election leading robust trading in stocks and bonds

Fourth quarter

Net revenue: Y103.2bn (+2% QoQ; +21% YoY)

Income before income taxes: Y25.8bn ( 1% QoQ; +112% YoY) Net revenue and income before income taxes both roughly unchanged

Net revenue up QoQ as increase in sales of investment trusts and bonds offset slower sales of stocks

Variable expenses such as business development expenses increased

Total sales1 increased 8% QoQ

Stocks: 9% QoQ

Decline in domestic secondary stock sales combined with lower contribution from primary deals (primary stock subscriptions2: Y102.1bn; 38% QoQ)

Investment trusts: +14% QoQ

Stronger sales of thematic investment trusts (AI related stocks) and inflows into high yield bonds and India equity funds

Bonds: Y1,010.2bn; +38% QoQ

Sales of JGBs for individual investors at record high (Y602.8bn; +117% QoQ); Contributions from primary deals

Discretionary investment and insurance sales increased 10% QoQ

Retail: Growth in recurring revenue, record sales of JGBs for individual investors

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
25%
24%
25%
25%
25%
71.9
71.3
71.0
74.0
78.6
FY2015/16
FY2016/17
4Q
1Q
2Q
3Q
4Q

- Continued net inflows into discretionary investments and investment trusts; Annualized recurring revenue increased to Y78.6bn

	Mar 2017/4Q	Dec 2016/3Q
■ Recurring revenue	Y19.4bn	Y18.7bn
– Investment trust net inflows[1]	Y40.2bn	-Y104.5bn
– Discretionary investment net inflows[1]	Y48.2bn	Y42.6bn
■ Sales of insurance products[2]	Y37.8bn	Y37.8bn
■ Client franchise		
– Retail client assets	Y107.7trn	Y108.0trn
– Accounts with balance	5.36m	5.38m
– NISA account applications[3]	1.75m	1.73m
– Net inflows of cash and securities[4]	-Y43.1bn	-Y338.3bn

Discretionary investment assets under management



(billions of yen)
Quarterly discretionary investment net inflows[1]
2,500
2,000
1,500
1,000
2,193.8
51.7
2,201.0
107.2
2,269.1
63.9
2,399.7
42.6
2,430.7
48.2
FY2015/16
FY2016/17
4Q / Mar
1Q / Jun
2Q / Sep
3Q / Dec
4Q / Mar

Sales of JGBs for individual investors



(billions of yen)
600.0
400.0
200.0
0.0
234.8
173.6
76.1
277.5
602.8
FY2015/16
FY2016/17
4Q
1Q
2Q
3Q
4Q

1. *Retail channels, Japan Wealth Management Group.*
2. *Retail channels only.*
3. *Includes Junior NISA.*
4. *Cash and securities inflows minus outflows, excluding regional financial institutions.*

7

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY15/16	FY16/17	FY15/16	FY2016/17				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	95.4	**99.4**	20.3	25.9	21.3	28.9	**23.3**	-19%	+15%
Non-interest expenses	58.7	**57.1**	14.5	13.7	13.8	14.9	**14.6**	-2%	+1%
Income before income taxes	36.7	**42.3**	5.8	12.2	7.4	14.0	**8.7**	-38%	+50%

Assets under management

(trillions of yen)



AuM (net)[1]
AuM (gross)[2]
40.1
48.2
37.3
44.7
38.5
46.0
43.2
51.4
44.4
52.6
FY2015/16
FY2016/17
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y99.4bn (+4% YoY)
- Income before income taxes: Y42.3bn (+15% YoY)
  - Strong inflows into ETFs, privately placed funds for regional financial institutions, and global investment advisory business; AuM driven up also by market factors
  - Income before income taxes at highest level since year ended March 2002 on the back of revenue growth and cost containment

Fourth quarter

- Net revenue: Y23.3bn (-19% QoQ; +15% YoY)
- Income before income taxes: Y8.7bn (-38% QoQ; +50% YoY)
  - AuM reached another record high, helping drive revenue growth
  - However, net revenue declined from 3Q which included dividend income and ACI related gains

Investment trust business

- Ongoing solid inflows into ETFs and privately placed funds for regional financial institutions

Top 3 publicly offered stock funds (excl. ETFs) by inflows in 4Q

- Nomura Global AI Stock Fund: Y181.3bn
- Nomura India Investment Fund: Y28.1bn
- Nomura Fund Wrap Bond Premier: Y20.6bn

Investment advisory and international businesses

- Ongoing inflows both in Japan and overseas into strong performing high yield products

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.*
2. *Total assets under management of above companies.*

8

Asset management:
ETF AuM growth driven by increasing investor demand

NOMURA

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
40.1
37.3
38.5
43.2
44.4
13.4
12.4
13.1
14.6
14.8
26.7
24.9
25.4
28.6
29.5
FY2015/16
FY2016/17
Mar
Jun
Sep
Dec
Mar

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
24.8%
24.0%
24.2%
25.4%
25.7%
FY2015/16
FY2016/17
Mar
Jun
Sep
Dec
Mar

Inflows into investment trust business[3]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, MMFs, etc.
Other investment trusts (excl. ETFs)
ETFs
1,500
1,000
500
0
-500
-1,000
838
-427
-399
-24
477
-471
759
279
-233
1,203
FY2015/16
FY2016/17
4Q
1Q
2Q
3Q
4Q

ETF growth

- ETF AuM topped Y10trn driven by increasing investor demand
- Launched ETF that tracks Nikkei 225 High Dividend Yield Stock 50 Index in Feb 2017, further enhancing product lineup; Industry-leading lineup of 48 ETFs listed in Japan



(trillions of yen)
AuM
12
10
8
6
4
2
0
7.5
7.0
7.8
9.3
10.5
Mar
Jun
Sep
Dec
Mar
FY15/16
FY16/17

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.*
2. *Source: The Investment Trusts Association, Japan*
3. *Based on assets under management (net)*

9

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarter						
	FY15/16	FY16/17	FY15/16	FY2016/17				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	600.3	**643.1**	108.3	170.5	156.1	173.0	**143.5**	-17%	+33%
Investment Banking	120.0	**96.1**	27.9	20.4	23.8	24.2	**27.7**	+14%	-1%
Net revenue	720.3	**739.3**	136.2	190.9	179.9	197.3	**171.2**	-13%	+26%
Non-interest expenses	704.9	**577.8**	159.0	144.3	140.6	149.9	**143.1**	-5%	-10%
Income (loss) before income taxes	15.4	**161.4**	-22.8	46.6	39.3	47.4	**28.1**	-41%	-

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
45.4
23.7
18.0
49.0
61.1
40.8
21.4
67.7
55.9
39.4
26.1
58.5
64.8
39.6
34.3
58.6
53.3
49.4
17.7
50.8
Americas
EMEA
AEJ
Japan
FY2015/16
FY2016/17
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y739.3bn (+3% YoY)
- Income before income taxes: Y161.4bn (10.5x YoY)
- Significantly lowered cost base while achieving revenue growth; Income before income taxes strongest in seven years
  - Global Markets revenue up on strong performance in Rates and Spread Products; Investment Banking revenues declined
  - Significant improvement in profitability following strategic review of EMEA and Americas businesses

Fourth quarter

- Net revenue: Y171.2bn (-13% QoQ; +26% YoY)
- Income before income taxes: Y28.1bn (-41% QoQ)
- Revenues down QoQ
  - Fixed Income revenues slowed primarily in Americas and AEJ, while Equities revenues remained unchanged QoQ
  - Investment Banking reported stronger revenues both in Japan and internationally

Net revenue by region (QoQ; YoY)

- Americas: Y53.3bn (-18%; +17%)
  - Fixed Income slowed QoQ, while Investment Banking and Equities revenues increased
- Japan: Y50.8bn (-13%; +4%)
  - Global Markets performance slowed QoQ, mainly in Equity Derivatives, Rates, and G10 FX
- EMEA: Y49.4bn (+25%; +108%)
  - Fixed Income continued to trend upwards as Rates and Credit were strong
- AEJ: Y17.7bn (-48%; -2%)
  - Fixed Income revenues declined due to slowdown in Emerging Markets, while Equities revenues increased

10

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
108.3
80.7
27.6
170.5
62.6
107.9
156.1
56.5
99.6
173.0
55.8
117.3
143.5
57.0
86.5
QoQ -17%
YoY +33%
FY2015/16
FY2016/17
4Q
1Q
2Q
3Q
4Q

Key points

Fourth quarter

- Net revenue: Y143.5bn (-17% QoQ; +33% YoY)
  - Fixed Income slowed QoQ due to a decline in client activity and volatility

Fixed Income

- Net revenue: Y86.5bn (-26% QoQ; 3.1x YoY)
  - Emerging Markets and G10 FX slowed from strong 3Q
  - Credit revenues increased significantly on improved market conditions, while Rates remained solid

Equities

- Net revenue: Y57.0bn (+2% QoQ; -29% YoY)
  - Improvement in Derivatives in both Americas and AEJ, while Cash Equities remained roughly unchanged QoQ

FY2016/17 full year and 4Q net revenue by region

Full year


+7%
Americas
EMEA
AEJ
Japan
FY2015/16
FY2016/17

Quarter


YoY
YoY
QoQ
FI
EQ
0% ~ ±5%
±5% ~ ±15%
±15% ~

Full year

- Revenues increased YoY as Fixed Income improved driven by international performance, offsetting a slowdown in Equites due to low market activity

Fourth quarter

- Americas: Fixed Income slowed compared to strong 3Q, primarily in Rates and FX; Equities revenues increased as Derivatives offset a slowdown in Cash Equities
- EMEA: Fixed Income revenues increased strongly due to Rates and Credit
- AEJ: In Equities, both Cash Equities and Derivatives improved; In Fixed Income, Emerging Markets slowed compared to strong 3Q
- Japan: Fixed Income reported a slowdown in Rates and FX, while Equities saw sluggish performance in Derivatives

11

Wholesale: Investment Banking

NOMURA

Net revenue[1]

(billions of yen)

	FY2015/16 4Q	FY2016/17 1Q	FY2016/17 2Q	FY2016/17 3Q	FY2016/17 4Q
Investment Banking (gross)	49.7	33.7	42.2	41.7	**50.2**
Investment Banking	27.9	20.4	23.8	24.2	27.7

QoQ +14%
YoY -1%

Key points

Fourth quarter

- Net revenue: Y27.7bn (+14% QoQ; -1% YoY)
- Investment Banking (gross) revenue up 20% QoQ to Y50.2bn driven by growth in Japan and international businesses
  - Japan
    - ✓ ECM revenues increased as we acted as lead manager on Euroyen CB issuances and a global IPO
    - ✓ DCM business solid amid ongoing low rate environment
  - International
    - ✓ International revenue up QoQ and YoY driven by strong performance in Americas and EMEA
    - ✓ Completion of high-profile M&A deals, financing associated with M&A deals, and refinancing mandates all contributed to revenues

Deals involving international companies (marked with red boxes)

Decline in full year gross revenue, but international revenues up driven by Americas

Asia (incl. Japan)

- Retained top spot on Japan ECM league table[2] amid decline in value of equity issuance in Japan
- AEJ revenues up with contributions in M&A and DCM

Kyushu Electric Power Euroyen CB (Y153bn)

Ezaki Glico Euroyen CB (Y30.9bn)

SoftBank Group Retail bond/Wholesale bond (Y400bn / Y50bn)

Mori Trust Hotel Reit IPO(Y45.2bn)

First Origin International / **Hong Kong Life Insurance** (HKD7.1bn)

Bombay Stock Exchange IPO(INR12.4bn)

Teijin/Continental Structural Plastics (US) ($825m)

EMEA

- ECM revenues down following business review
- M&A and M&A-related financing revenues up

Sushiro Global Holdings Global IPO (Y76.1bn)

Asian Development Bank USD Global Benchmark ($4.0bn)

Americas

- Highest revenues since FY2008/09
- Revenues up due to M&A and M&A-related financing

Grifols (Spain) acquisition/financing of Hologic's (US) share of NAT blood screening business (M&A: $1.9bn; ALF: $6.3bn)

Bridgepoint(UK)etc. sale of shares of Nordic Cinema Group to AMC Entertainment Holdings (US) ($949m)

1. *Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.*
2. *Source: Thomson Reuters (Apr 2016 – Mar 2017).*

12

Non-interest expenses

NOMURA

Full year

Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,230.5
1,080.4
(billions of yen)
400
300
200
100
292.5
275.7
265.2
272.7
266.8

	FY2015/16	FY2016/17	FY2015/16 4Q	FY2016/17 1Q	FY2016/17 2Q	FY2016/17 3Q	FY2016/17 4Q	QoQ
Compensation and benefits	574.2	**496.4**	126.8	125.9	128.0	127.6	**114.9**	**-10.0%**
Commissions and floor brokerage	123.9	**94.5**	25.9	24.2	22.9	23.0	**24.5**	**6.5%**
Information processing and communications	189.9	**175.3**	46.9	44.2	41.6	42.2	**47.3**	**12.2%**
Occupancy and related depreciation	78.4	**69.8**	20.9	18.2	16.8	16.9	**17.9**	**6.2%**
Business development expenses	35.9	**35.1**	9.8	8.3	6.9	8.8	**11.1**	**25.3%**
Other	228.2	**209.3**	62.2	54.8	49.1	54.2	**51.1**	**-5.8%**
Total	1,230.5	**1,080.4**	292.5	275.7	265.2	272.7	**266.8**	**-2.2%**

Key points

Full year

- Non-interest expenses: Y1,080.4bn (-12% YoY)
  - Compensation and benefits (-14% YoY)
    - ✓ Decline due to cost reductions mainly overseas
    - ✓ Continued discipline on pay for performance
  - Non-personnel expenses (-11% YoY)
    - ✓ Decline in commissions and floor brokerage due to lower trading volumes
    - ✓ Controlled information processing and communications expenses

Fourth quarter

- Non-interest expenses: Y266.8bn (-2% QoQ)
  - Compensation and benefits (-10% QoQ)
    - ✓ Decline due to focus on pay for performance
  - Non-personnel expenses (+5% QoQ)
    - ✓ Commissions and floor brokerage increased in line with trading volumes
    - ✓ Information processing and communications expenses increased due to higher system usage charges
    - ✓ Business development expenses increased due to marketing campaign in Retail for JGBs for individual investors

13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2016	Dec 2016	Mar 2017
■ Total assets	Y41.1trn	Y43.1trn	Y42.9trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.8trn
■ Gross leverage	15.2x	15.3x	15.4x
Net leverage[1]	9.6x	8.9x	8.6x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.5trn	Y0.4trn
■ Liquidity portfolio	Y5.9trn	Y5.4trn	Y5.0trn

(billions of yen)

Basel 3 basis	Mar 2016	Dec 2016	Mar 2017[2]
Tier 1 capital	2,578	2,717	2,691
Tier 2 capital	323	129	110
Total capital	2,901	2,846	2,801
RWA	15,971	14,578	13,987
Tier 1 capital ratio	16.1%	18.6%	19.2%
CET 1 capital ratio[3]	15.4%	17.7%	18.2%
Consolidated capital adequacy ratio	18.1%	19.5%	20.0%
Consolidated leverage ratio[4]	4.28%	4.47%	4.63%
HQLA[5]	Y6.2trn	Y4.8trn	Y4.5trn
LCR[5]	175.8%	178.6%	180.0%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
15.4%
16.3%
18.0%
17.7%
18.2%
17.9%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2015/16
FY2016/17
Mar
Jun
Sep
Dec
Mar
Fully loaded Basel 3 2019 applied to balance sheet at end Mar (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
14%
17%
16%
18%
17%
30%
20%
10%
0%
FY2015/16
FY2016/17
Mar
Jun
Sep
Dec
Mar

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *Mar 2017 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Monthly average for each quarter.*

14

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Balance sheet
(As of Mar 2017)



Assets
Liabilities and equity
Trading assets and related[1]
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Cash and cash deposits
Long-term borrowings
Other assets
Total equity

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y5.0trn, or 12% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 14%
Long-term debt due within 1yr, 6%
Long-term debt, 80% Average maturity 5.1 years[3]
International 24%
Japan 76%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet

(billions of yen)    Mar 31, Mar 31,IncreaseMar 31,Mar 31,Increase

2016    2017(Decrease)20162017(Decrease)

Assets     Liabilities

Total cash and cash deposits    3,899 2,972 927Short term borrowings663543 120

Total payables and deposits4,2493,708 541

Total loans and receivables    2,970 3,097128Total collateralized financing16,60619,0612,456

Trading liabilities7,4998,192692

Total collateralized agreements    15,078 18,7303,652Other liabilities1,2011,309108

Long term borrowings8,1307,195 934

Total trading assets1 and private    16,410 15,192 1,218Total liabilities38,34740,0081,661

equity investments

Total other assets    2,734 2,860126Equity

Total NHI shareholders’ equity2,7002,79090

Noncontrolling interest435411

Total assets    41,090 42,8521,762Total liabilities and equity41,09042,8521,762

1. Including securities pledged as collateral.

Value at risk

Definition        From April 1, 2016, to March 31, 2017 (billions of yen)

99% confidence level Maximum:6.7

1 day time horizon for outstanding portfolio Minimum:2.7

Inter product price fluctuations considered Average:4.3

(billions of yen)    FY2015/16FY2016/17FY2015/16FY2016/17

MarMarMarJunSepDecMar

Equity    0.90.70.90.70.91.40.7

Interest rate    3.82.73.84.13.22.92.7

Foreign exchange    0.81.70.82.51.73.71.7

Sub total    5.55.05.57.35.88.05.0

Diversification benefit     2.0 1.7 2.0 2.9 1.9 3.1 1.7

VaR    3.53.33.54.43.94.93.3

Consolidated financial highlights

Full year     Quarter

(billions of yen)    (billions of yen)

8.7%8.6%

300    9%1008.1%8.7%9%

7.0%

Net income     80

(loss)attributable to

Nomura Holdings,    200 6%606%

Inc. (‘‘NHI’’)    4.9% 4.9%

shareholders     70.3

40

239.661.261.3

ROE(%)     46.8

100    3%203%

131.6

0

19.2

0    0% 200%

FY2015/16FY2016/17

FY2015/16 FY2016/17

4Q1Q2Q3Q4Q

Net revenue    1,395.7 1,403.2280.1338.5347.0368.6349.1

Income (loss) before income taxes    165.2 322.8 12.362.881.895.982.3

Net income (loss) attributable to Nomura    131.6 239.6 19.246.861.270.361.3

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity    2,700.2 2,789.92,700.22,642.32,639.42,807.22,789.9

ROE (%)1    4.9% 8.7%4.9%7.0%8.1%8.6%8.7%

Basic Net income (loss) attributable to NHI    36.53 67.29 5.3113.0017.1019.8917.38

shareholders per share (yen)

Diluted Net income (loss) attributable to NHI    35.52 65.65 5.3312.7116.6819.4417.00

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen)    748.32 790.70748.32736.47742.39796.79790.70

1. Quarterly ROE is calculated using annualized year to date net income (loss).

Consolidated income

Full year    Quarter

(billions of yen)     FY2015/16FY2016/17

FY2015/16 FY2016/17

4Q1Q2Q3Q4Q

Revenue

Commissions    432.0 327.187.876.374.686.390.0

Fees from investment banking    118.3 92.629.017.323.423.728.2

Asset management and portfolio service fees    229.0 216.553.152.652.155.156.6

Net gain on trading    354.0 475.661.5140.1118.8108.4108.3

Gain on private equity investments    13.8 1.43.30.0 0.40.61.2

Interest and dividends    440.1 441.0106.9106.6108.9117.4108.2

Gain (loss) on investments in equity securities     20.5 7.7 23.5 10.07.712.9 2.8

Other    156.5 153.644.135.541.139.537.4

Total revenue    1,723.1 1,715.5362.2418.4426.1443.9427.1

Interest expense    327.4 312.382.179.979.175.278.0

Net revenue    1,395.7 1,403.2280.1338.5347.0368.6349.1

Non interest expenses    1,230.5 1,080.4292.5275.7265.2272.7266.8

Income (loss) before income taxes    165.2 322.8 12.362.881.895.982.3

Net income (loss) attributable to NHI shareholders    131.6 239.6 19.246.861.270.361.3

Main revenue items

Full yearQuarter

(billions of yen)    FY2015/16 FY2016/17FY2015/16FY2016/17

4Q1Q2Q3Q4Q

Stock brokerage commissions    275.0210.061.348.447.057.557.1

Other brokerage commissions    23.315.15.84.33.44.33.0

Commissions    Commissions for distribution of investment trusts 89.575.112.415.817.619.122.6

Other    44.226.98.37.76.65.47.3

Total    432.0327.187.876.374.686.390.0

Equity underwriting and distribution    56.722.48.22.86.95.86.9

Fees from    Bond underwriting and distribution 12.916.93.32.93.24.26.6

investment banking    M&A / Financial advisory fees 33.134.411.39.49.69.65.7

Other    15.618.96.22.23.64.19.0

Total    118.392.629.017.323.423.728.2

Asset management    Asset management fees 164.4148.736.936.235.538.039.0

and portfolio service    Administration fees 45.750.211.711.912.312.813.1

fees    Custodial fees 19.017.64.44.54.34.34.5

Total    229.0216.553.152.652.155.156.6

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2015/16 4Q	Quarter FY2016/17 1Q	FY2016/17 2Q	FY2016/17 3Q	FY2016/17 4Q
Retail	127.6	**74.8**	12.2	8.7	14.4	25.9	**25.8**
Asset Management	36.7	**42.3**	5.8	12.2	7.4	14.0	**8.7**
Wholesale	15.4	**161.4**	-22.8	46.6	39.3	47.4	**28.1**
Three business segments total	179.7	**278.6**	-4.9	67.5	61.1	87.4	**62.6**
Other	6.1	**37.6**	16.1	5.8	13.1	-3.8	**22.6**
Segments total	185.8	**316.2**	11.2	73.3	74.2	83.5	**85.1**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.7	**6.6**	-23.5	-10.5	7.6	12.4	**-2.8**
Income (loss) before income taxes	165.2	**322.8**	-12.3	62.8	81.8	95.9	**82.3**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2015/16 4Q	Quarter FY2016/17 1Q	FY2016/17 2Q	FY2016/17 3Q	FY2016/17 4Q
Americas	-32.0	**50.0**	2.4	15.2	6.9	17.4	**10.4**
Europe	-67.4	**14.4**	-16.8	-4.4	7.9	2.1	**8.8**
Asia and Oceania	19.8	**23.7**	-2.2	6.1	8.3	11.9	**-2.5**
Subtotal	-79.6	**88.1**	-16.6	16.9	23.2	31.4	**16.7**
Japan	244.8	**234.7**	4.3	45.9	58.6	64.6	**65.6**
Income (loss) before income taxes	165.2	**322.8**	-12.3	62.8	81.8	95.9	**82.3**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2017). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other”

Income (loss) before income taxes

Full year     Quarter

(billions of yen)

50.0

40.0     37.6

30.0     22.6

20.0     16.113.1

10.0    6.1 5.8

0.0

10.0     3.8

20.0

30.0

FY2015/16FY2016/17

FY2015/16    FY2016/17

4Q1Q2Q3Q4Q

Net gain (loss) related to economic    6.4 7.38.512.0 4.1 15.90.8

hedging transactions

Realized gain on investments in equity    0.2 1.10.00.60.10.40.0

securities held for operating purposes

Equity in earnings of affiliates    32.7 32.35.11.110.911.09.4

Corporate items     52.3 6.4 5.2 4.3 5.3 0.83.9

Others    19.2 17.97.7 3.511.51.58.5

Income (loss) before income taxes    6.1 37.616.15.813.1 3.822.6

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2015/16 4Q	FY2016/17 1Q	FY2016/17 2Q	FY2016/17 3Q	FY2016/17 4Q	QoQ	YoY
Commissions	220.3	**171.8**	38.9	38.4	38.9	47.1	**47.5**	**0.8%**	**22.1%**
Of which, brokerage commission	78.9	**62.8**	14.4	13.1	12.4	19.8	**17.6**	**-11.2%**	**21.8%**
Of which, commissions for distribution of investment trusts	93.6	**82.3**	14.3	17.6	20.0	21.1	**23.6**	**12.0%**	**65.5%**
Sales credit	86.4	**85.3**	17.5	18.6	19.9	23.0	**23.8**	**3.4%**	**36.1%**
Fees from investment banking and other	35.9	**27.3**	7.0	4.3	5.9	8.4	**8.7**	**4.1%**	**25.0%**
Investment trust administration fees and other	85.3	**81.8**	20.0	19.9	20.0	20.6	**21.3**	**3.7%**	**6.7%**
Net interest revenue	7.8	**8.3**	1.7	2.6	1.5	2.3	**1.9**	**-18.3%**	**12.6%**
Net revenue	435.6	**374.4**	85.0	83.8	86.2	101.3	**103.2**	**1.8%**	**21.4%**
Non-interest expenses	308.0	**299.6**	72.9	75.1	71.8	75.4	**77.4**	**2.7%**	**6.3%**
Income before income taxes	127.6	**74.8**	12.2	8.7	14.4	25.9	**25.8**	**-0.7%**	**112.0%**
Domestic distribution volume of investment trusts[1]	5,644.9	**3,376.3**	776.4	761.8	794.2	908.2	**912.2**	**0.4%**	**17.5%**
Bond investment trusts	1,094.0	**0.2**	146.2	0.2	0.0	0.0	**0.0**	**-69.0%**	**-100.0%**
Stock investment trusts	3,656.3	**2,955.3**	513.2	640.5	686.9	801.6	**826.2**	**3.1%**	**61.0%**
Foreign investment trusts	894.6	**420.8**	117.0	121.0	107.3	106.5	**86.0**	**-19.2%**	**-26.5%**
Other									
Accumulated value of annuity insurance policies	2,806.4	**2,941.5**	2,806.4	2,850.0	2,881.7	2,912.7	**2,941.5**	**1.0%**	**4.8%**
Sales of JGBs for individual investors (transaction base)	425.9	**1,129.9**	234.8	173.6	76.1	277.5	**602.8**	**117.2%**	**156.7%**
Retail foreign currency bond sales	1,205.0	**1,131.2**	295.4	185.2	244.7	407.7	**293.6**	**-28.0%**	**-0.6%**

1. *Excluding Net & Call and Hotto Direct.*

24

Retail related data (2)

Retail client assets

(trillions of yen)

120    107.7108.0107.7

Other     100.6100.695.399.1

100

Foreign investment trusts

80

Bond investment trusts

60

Stock investment trusts

Domestic bonds    40

Foreign currency bonds    20

Equities    0

FY2015/16FY2016/17FY2015/16FY2016/17

MarMarMarJunSepDecMar

Equities     60.266.360.255.859.666.766.3

Foreign currency bonds    5.6 6.05.65.55.56.06.0

Domestic bonds1     11.711.711.711.811.711.511.7

Stock investment trusts    8.6 8.88.68.08.18.78.8

Bond investment trusts    7.3 7.37.36.56.77.67.3

Foreign investment trusts    1.4 1.31.41.31.31.31.3

Other2     5.86.45.86.56.26.26.4

Total     100.6107.7100.695.399.1108.0107.7

1. Including CBs and warrants.

2. Including annuity insurance.

Retail related data (3)

Net inflows of cash and securities1

Full year    Quarter

(billions of yen)    (billions of yen)

1,000    1,000

500    500

319

48

0    0

43     43

306     243 338

500     500

FY2015/16    FY2016/17

FY2015/16 FY2016/17

4Q    1Q2Q3Q4Q

1. Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail related data (4)

Number of accounts

FY2015/16    FY2016/17FY2015/16FY2016/17

(thousands)

Mar    MarMarJunSepDecMar

Accounts with balance    5,389 5,3635,3895,3905,3845,3835,363

Equity holding accounts    2,827 2,8362,8272,8422,8562,8392,836

Nomura Home Trade /

Net & Call accounts    4,412 4,5284,4124,4434,4704,4974,528

New Individual accounts / IT share1

Full year    Quarter

(thousands)     FY2015/16FY2016/17

FY2015/16    FY2016/17

4Q1Q2Q3Q4Q

New individual accounts    336 2315754575565

IT share1

No. of orders    58% 57%59%58%58%56%57%

Transaction value    36% 34%36%35%35%33%35%

1. Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

Full year    Quarter

FY2015/16FY2016/17

(billions of yen)    FY2015/16 FY2016/17QoQYoY

4Q1Q2Q3Q4Q

Net revenue    95.4 99.420.325.921.328.923.3 19.4%14.8%

Non interest expenses    58.7 57.114.513.713.814.914.6 1.9%0.7%

Income before income taxes    36.7 42.35.812.27.414.08.7 38.0%50.1%

Assets under management by company

(trillions of yen)

FY2015/16 FY2016/17FY2015/16FY2016/17

MarMarMarJunSepDecMar

Nomura Asset Management     43.547.443.540.341.546.347.4

Nomura Funds Research and Technologies     3.12.83.12.82.82.92.8

Nomura Corporate Research and Asset Management    1.6 2.41.61.61.82.12.4

Assets under management (gross) 1     48.252.648.244.746.051.452.6

Group company overlap     8.18.38.17.47.58.28.3

Assets under management (net) 2     40.144.440.137.338.543.244.4

1. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.

2. Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Asset inflows/outflows by business1

Full year    Quarter

FY2015/16FY2016/17

(billions of yen)    FY2015/16 FY2016/17

4Q1Q2Q3Q4Q

Investment trusts business    2,717 1,590412 42361,038969

of which ETFs    2,339 1,934838 244772791,203

Investment advisory business    2,038 584 92 16934495315

Net asset inflow    4,755 2,174320 5923491,1321,284

Domestic public investment trust market and Nomura Asset Management market share2

FY2015/16    FY2016/17FY2015/16FY2016/17

(trillions of yen)

Mar    MarMarJunSepDecMar

Domestic public stock investment trusts

Market    78.6 85.978.674.177.183.085.9

Nomura Asset Management share (%)    21% 23%21%21%21%22%23%

Domestic public bond investment trusts

Market    13.9 12.813.911.911.713.612.8

Nomura Asset Management share (%)    46% 44%46%44%44%44%44%

ETF

Market    15.8 23.315.815.017.320.323.3

Nomura Asset Management share (%)    48% 45%48%47%45%46%45%

1. Based on assets under management (net).

2. Source:Investment Trusts Association, Japan.

Wholesale related data

Full year    Quarter

(billions of yen)     FY2015/16FY2016/17

FY2015/16 FY2016/17    QoQYoY

4Q1Q2Q3Q4Q

Net revenue    720.3 739.3136.2190.9179.9197.3171.2 13.2%25.7%

Non interest expenses    704.9 577.8159.0144.3140.6149.9143.1 4.5% 10.1%

Income (loss) before income taxes    15.4 161.4 22.846.639.347.428.1 40.7%

Breakdown of Wholesale revenues

Full year    Quarter

(billions of yen)    FY2015/16 FY2016/17 FY2015/16FY2016/17QoQYoY

4Q1Q2Q3Q4Q

Fixed Income    275.2 411.327.6107.999.6117.386.5 26.3%213.2%

Equities    325.1 231.980.762.656.555.857.02.3% 29.3%

Global Markets    600.3 643.1108.3170.5156.1173.0143.5 17.1%32.5%

Investment Banking1    120.0 96.127.920.423.824.227.714.1% 1.0%

Net revenue    720.3 739.3136.2190.9179.9197.3171.2 13.2%25.7%

Investment Banking (gross)1    205.7 167.849.733.742.241.750.220.5%1.0%

1. Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.

Number of employees

FY2015/16    FY2016/17FY2015/16FY2016/17

Mar    MarMarJunSepDecMar

Japan    16,083 16,22716,08316,79216,54316,45016,227

Europe    3,424 3,0263,4243,1703,1473,0633,026

Americas    2,503 2,3142,5032,4812,2972,2792,314

Asia and Oceania1    6,855 6,6196,8556,7696,6676,6066,619

Total    28,865 28,18628,86529,21228,65428,39828,186

1. Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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Forward looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward looking statement to reflect the impact of circumstances or events that arise after the date the forward looking statement was made.

The consolidated financial information in this document is unaudited.

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